UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549
                          ______________________

                                 FORM 11-K


(Mark One):

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                    OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

                      Commission file number: 0-50610


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     The NewAlliance Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       NewAlliance Bancshares, Inc.
                             195 Church Street
                       New Haven, Connecticut 06510

                           REQUIRED INFORMATION

     Financial Statements. The following financial statements and schedules are filed as part of this annual report for The NewAlliance Bank 401(k) Plan (the "Plan"), formerly named "The New Haven Savings Bank Profit Sharing Plan With Cash or Deferred Arrangement" and appear immediately after the signature page hereof:

     Report of Independent Registered Public Accounting Firm

     Financial Statements

     Statements of Net Assets Available for Benefits as of December 31, 2003
          and March 31, 2003

     Statement of Changes in Net Assets Available for Benefits for the Nine-
          Month Period Ended December 31, 2003

     Notes to Financial Statements

     Supplemental Schedule

     Schedule H, Part IV, Item 4(i)-Schedule of Assets (Held at End of Year)


                                SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                          The NewAlliance Bank 401(k) Plan



July 13, 2004             By: /s/ Merrill B. Blanksteen
                              ----------------------------------------
                              Merrill B. Blanksteen, on behalf of NewAlliance Bank as the Plan Trustee












                        The New Haven Savings
                        Bank Profit Sharing Plan
                        With Cash or Deferred
                        Arrangement
                        Financial Statements and Supplemental Schedule December 31, 2003 and March 31, 2003











The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Index
December 31, 2003 and March 31, 2003
------------------------------------------------------------------------------


                                                                    Page(s)

Report of Independent Registered Public Accounting Firm...................1

Financial Statements

Statements of Net Assets Available for Benefits...........................2

Statement of Changes in Net Assets Available for Benefits.................3

Notes to Financial Statements...........................................4-8

Supplemental Schedule*

Schedule I - Schedule of Assets (Held at End of Year).....................9

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.


         Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The New Haven Savings Bank Profit Sharing Plan with Cash or Deferred Arrangement (the "Plan") at December 31, 2003 and March 31, 2003, and the changes in net assets available for benefits for the nine-month period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
July 8, 2004

                                    1

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Statements of Net Assets Available for Benefits
December 31, 2003 and March 31, 2003



                                               December 31,       March 31,
                                                   2003              2003

Assets
Investments                                     $15,660,122      $12,274,729
Contributions receivable from participants           86,583           94,906
Employer contribution receivable                     39,133           41,139
Participant loans interest receivable                 1,716            1,848
                                                 ----------       ----------
Net assets available for benefits               $15,787,554      $12,412,622
                                                 ==========       ==========



















  The accompanying notes are an integral part of these financial statements.

                                    2

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Statements of Changes in Net Assets Available for Benefits
Nine-Month Period Ended December 31, 2003




Additions to net assets attributed to:
Investment income:
 Interest and dividend income                                  $    146,108
 Interest income on loans to participants                            15,288
 Net appreciation in fair value of investments                    2,255,274
                                                                  ---------
     Total investment income                                      2,416,670
                                                                  ---------
Contributions:
 Participants                                                       967,790
 Employer                                                           429,673
 Rollovers                                                          302,236
                                                                  ---------
     Total contributions                                          1,699,699
                                                                  ---------
     Total additions                                              4,116,369
                                                                  ---------
Deductions from net assets attributed to:
Distributions to participants                                       734,187
Administrative expenses                                               7,250
                                                                  ---------
     Total deductions                                               741,437
                                                                  ---------
Net increase                                                      3,374,932
Net assets available for benefits
 Beginning of year                                               12,412,622
                                                                 ----------
 End of year                                                   $ 15,787,554
                                                                 ==========



  The accompanying notes are an integral part of these financial statements.


                                    3

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Notes to Financial Statements



1.  Description of the Plan

    The New Haven Savings Bank Profit Sharing Plan with Cash or Deferred Arrangement (the "Plan") is a defined contribution plan covering eligible employees of The New Haven Savings Bank. Below are the general provisions of the Plan. Plan participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions. The Plan is subject to the provisions of ERISA.

    Overall
    The Compensation Committee of the Bank is the Plan administrator, and the Plan's trustee is Riggs Bank, N.A. (The New Haven Savings Bank prior to April 1, 2003). The Bank has appointed Riggs Bank, N.A. as the custodian of the Plan's assets. USI Consulting Group serves as the record keeper for the Plan. The custodian is responsible for all investment assets and the execution of all investment transactions.

    Eligibility
    An employee who has been employed by the Bank for three months and is at least 20-1/2 years old is eligible to participate in the Plan. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service ("IRS") defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants may enter the Plan on a quarterly basis after meeting eligibility requirements.

    Contributions
    An employee who has been employed by the Bank for one year and is at least 20-1/2 years old is eligible to receive Bank matching contributions. Each Plan year, the Bank makes a uniform matching contribution to the Plan in an amount equal to 50% of a participant's pre-tax contribution up to 3% of such participant's total annual compensation. In addition to such matching contribution, the Bank may make a discretionary profit sharing contribution, subject to approval by the Board of Directors, solely from current or accumulated income of the Bank. If, for a given year, there is no current or accumulated income, no contributions may be made to the Plan. For the nine-month period ended December 31, 2003, the Bank made a discretionary contribution in an amount equal to 1.5% of each participant's base salary, as defined by the Plan, to the Plan.

    Participant Accounts
    Each participant's account is credited with the participant's contribution and allocation of the Bank's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants may direct the investment of their accounts into one of several investment options described in Note 2.


                                    4

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Notes to Financial Statements


    Vesting
    Under the Plan, a participant is fully vested at all times with respect to participant contributions. A participant becomes 25% vested after 2 years in Bank matching contributions, 50% after 3 years, 75% after 4 years and 100% after 5 years. Discretionary contributions shall be fully vested, unless otherwise determined by the Board of Directors. However, upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

    Payment of Benefits
    A participant may apply to the Plan to withdraw amounts from their account if they are over 59-1/2 years old and (i) their account has accumulated for at least 2 years or (ii) they have been a participant in the Plan for at least 5 years. In addition, a participant may apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

    On termination of service, if a participant's vested account balance is less than $5,000, they will receive a lump sum payment equal to the vested portion of their account. If a participant's vested account balance is greater than $5,000, they may elect to receive the value of the vested portion of their account in a lump sum payment or installment payments on a monthly, quarterly, semi-annual or annual basis.

    Forfeitures
    Forfeitures result from participants that terminate employment prior to being fully vested. The forfeiture reserve balance of $4,964 and $4,113 at December 31, 2003 and March 31, 2003, respectively, is included in the Pioneer Cash Reserve Account and is available to reduce the Bank's total contributions to the Plan, in accordance with the Plan document. Bank contributions were offset by $8,300 from forfeited non-vested accounts during the nine-month period ended December 31, 2003.

    Loans to Participants
    Participants may make an application to the Plan administrator for a loan. The amount of the loan must be made in accordance with the Plan document. The loans are collateralized by the participant's vested account balance. The interest rate for these loans is fixed at the Bank's prime rate at the time of the loan. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence.

    Plan Termination
    Although the Bank expects to continue the Plan and the contributions to the Plan indefinitely, the Bank may, by action of its Board of Directors, terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination and after payment of all liabilities and expenses, Plan participants are entitled to receive their respective shares of the Plan's net assets.

    Change of Fiscal Year
    The Plan has changed its fiscal year end to December 31 from March 31 effective December 31, 2003.

                                    5

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Notes to Financial Statements


2.  Summary of Significant Accounting Policies

    Basis of Accounting
    The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

    Investments
    Investments are recorded at fair value as determined using quoted market prices and for the certificate of deposit, at principal plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Participant loans are recorded at cost, which approximates fair value.

    Investment options available to participants include a New Haven Savings Bank certificate of deposit, (which includes the Burham Money Market Account), a PIMCO Money Market Cash Account and eleven mutual funds. The certificate of deposit interest rate is based on the one (1) month, Jumbo Certificate of Deposit Rate, for the $1 million to $5 million tier. The rate is adjusted monthly on the first day of each month.

    For the nine-month period ended December 31, 2003, the average rate on the certificate of deposit was 1.18%. Six of the mutual fund options are invested with SEI Financial Services Corporation ("SEI") through USI Securities, Inc. and include the S&P 500 Index Portfolio Fund, Diversified Conservative Income Fund, Diversified Moderate Growth Fund, Diversified U.S. Stock Fund, International Equity Fund, and Large Cap Growth Fund. The seventh mutual fund option is invested with AIM International Funds, Inc., through USI Securities, Inc. and is the AIM International Equity Fund. The remaining four funds, Oppenheimer Quest Balanced Value Fund, Federated Intermediate Income Trust, Alliance Growth and Income Fund, and Van Kampen Aggressive Growth Fund, are through USI Securities, Inc.

    Administrative Expenses
    The Bank may pay all or a portion of the costs or expenses of the Plan, but it is not required to do so. Administrative expenses of $24,735 were paid by the Bank on behalf of the Plan for the nine-month period ended December 31, 2003. Expenses paid by the Plan consist of loan origination fees charged to participant accounts.

    Benefit Payments
    Benefit payments are recorded when paid.

    Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


                                    6

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Notes to Financial Statements


    Risks and Uncertainties
    The Plan provides for various investment options in mutual funds, a money market account and a certificate of deposit. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3.  Concentration of Investments

    As of December 31, 2003 and March 31, 2003, the fair values of individual investments that represented 5% or more of the Plan's total net assets were:

                                                  December 31,    March 31,
                                                       2003          2003

    Certificate of Deposit with
     The New Haven Savings Bank                   $4,151,089      $3,780,139
    SEI Mutual Fund
     S&P 500 Index Portfolio                       5,489,863       4,352,449
    Oppenheimer Quest Balanced Value Fund          1,545,094         973,432
    Van Kampen Aggressive Growth Fund                919,096         N/A


    For the nine-month period ended December 31, 2003, net appreciation in the fair value of investments of $2,255,274 related solely to investments in mutual funds.

4.  Transactions with Related Parties

    Certain plan investments are shares of mutual funds managed by USI Securities, Inc. USI Securities, Inc. is the recordkeeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions. Among the investment options available to the Plan is the Certificate of Deposit issued by The New Haven Savings Bank, the Plan sponsor. Riggs Bank, N.A. is the trustee as defined by the Plan and, therefore, transactions with Riggs Bank, N.A. qualify as party-in-interest transactions. The Plan's custodian invests funds at The New Haven Savings Bank and administers participant directed investments in various investment options as designated by the Plan's participants. Personnel and facilities of the Bank have been used to perform administrative functions for the Plan at no charge to the Plan. Participant loans also qualify as party-in-interest transactions.

5.  Federal Income Tax Status

    The Plan obtained its latest determination letter, dated October 11, 2002, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC") through amendments dated February 26, 2002. The Plan has been amended since February 26, 2002, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.


                                    7

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Notes to Financial Statements


6.  Subsequent Event

    On April 1, 2004, the Plan's sponsor, The New Haven Savings Bank, converted from a state-chartered mutual savings bank to a state-chartered stock savings bank and issued approximately 106 million shares of common stock at $10 per share. In connection with the conversion, the Bank registered one million shares which may be purchased with employee contributions pursuant to the Plan document provisions.

    Effective April 1, 2004, the Plan name was changed to The
    NewAlliance Bank 401(k) Plan.  Also effective April 1, 2004,
    Bank matching contributions will no longer be made to the Plan.























                                    8

The New Haven Savings Bank Profit Sharing Plan
With Cash or Deferred Arrangement
Form 5500, Schedule H, Part IV, Item 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2003                                                   Schedule 1





                                            (c) Description of Investment
      (b) Identity of Issue,                      Including Maturity Date,
      Borrower, Lessor, or                      Rate of Interest, Collateral,                         (e) Current
(a)      Similar Party                              Par or Maturity Value                    (d) Cost      Value

 *  The New Haven Savings Bank    Certificate of deposit; interest rate 1.20%, no stated        **    $  4,151,089
                                   maturity, rate adjusted monthly
 *  USI Securities, Inc.          Cash accounts
                                   PIMCO Money Market                                           **         132,902
                                   Pioneer Cash Reserve                                         **           4,964
                                   Burham Money Market                                          **         424,394
 *  USI Securities, Inc.          Mutual funds
                                   SEI S&P 500 Index Portfolio                                  **       5,489,863
                                   Federated Intermediate Income Trust                          **         633,722
                                   Oppenheimer Quest Balanced Value Fund                        **       1,545,094
                                   Alliance Growth & Income Fund                                **         582,800
                                   SEI Large Cap Growth Fund                                    **         363,005
                                   Van Kampen Aggressive Growth Fund                            **         919,096
                                   SEI International Equity Fund                                **         126,002
                                   SEI Diversified Conservative Income Fund                     **          42,861
                                   SEI Diversified Moderate Growth Fund                         **          77,412
                                   SEI Diversified U.S. Stock Fund                              **         212,331
                                   AIM International Equity Fund                                **         538,060
 *  Various plan participants     Participant loans, various terms collateralized by
                                  vested account balance, interest ranging from
                                  4.00% to 9.50%                                                **         416,527
                                                                                                        ----------
                                       Total                                                          $ 15,660,122
                                                                                                        ==========

 *   Indicates party-in-interest.
 **  Cost information is not required for participant - directed funds.














                                    9





                             INDEX TO EXHIBITS


Number         Description
------         ----------------------------------

23             Consent of Independent Accountants